Fashionista Distributor Holdings Inc.

2F., No. 24, Sec. 1, Chongqing N. Rd., Datong Dist.

Taipei City, Taiwan (R.O.C.) 103

VIA EDGAR

May 24, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Aamira Chaudhry
Doug Jones
Alyssa Wall
Donald Field

Re:	Fashionista Distributor Holdings Inc. Registration Statement on Form S-1 Filed March 4, 2024 File No. 333-277616

Ladies and Gentleman:

Fashionista Distributor Holdings Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 26, 2024, regarding the Registration Statement on Form S-1 filed with the Commission on March 4, 2024 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings as defined in the Registration Statement.

Registration Statement on Form S-1

Risk Factors

Risks Related to Our Business and Industry

We depend on a few major customers with whom we do not enter into long-term contracts...,

1.	We note your amended disclosure in response to comment 3. Please expand your disclosure to identify the customer with whom you entered into an agreement, as well as the date and material terms of such agreement, as you do in the disclosure in the “Business” section on page 30.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 7 and 30 of the Registration Statement.

Our reliance, and anticipated reliance in future, on loans from Yushun Ting..., page 8

2.	We note your disclosure in response to comment 2 regarding the agreement entered into between the company and your Chief Executive Officer. In an appropriate section, please disclose the material terms of the agreement. Please also file the agreement as an exhibit to the registration statement in accordance with Item 601(b)(10) of Regulation S-K, or, in the alternative, tell us why you do not believe you are required to do so.

Response: In response to the Staff’s comment, the Company has filed the agreement entered into and between the Company and the Chief Executive Officer (the “Agreement”) as Exhibit 10.18 to the Registration Statement. The Company has provided material terms of the Agreement on page 8 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Services and Revenue Model, page 30

3.

We note your revised disclosure on page 31 in response to prior comment 11. In it you state all of your accounts receivable as of April 30, 2023 were fully collected as of October 31, 2023. The accounts receivable balance as of October 31, 2023 is $330 thousand and you recorded only $78 thousand in revenue in the six months ended October 31, 2023. From this it appears you still have a large amount of accounts receivable outstanding at October 31, 2023 that were also outstanding at April 30, 2023. Please advise.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 30 of the Registration Statement.

Notes to the Financial Statements

Note 4. Summary of Accounting Policies

Revenue Recognition, page F-9

4.	We note your revised disclosure in response to prior comment 15. Please disclose what your promises/obligations are and how you satisfy them. Refer to ASC 606-10-50-12 regarding disclosure to be made about performance obligations. Additionally, clarify if you are the principal or agent in your transactions, and disclose the basis for your conclusion. In connection with this, you state on page 1 you connect your clients with designers that you partner with in Italy and generate revenue on a commission basis. It appears you are the agent in the transaction.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page F-9 of the Registration Statement.

We thank the Staff very much for its review of the foregoing. If you have questions or further comments, please feel free to contact our counsel, Wei Wang, Esq., at Ellenoff Grossman & Schole LLP by telephone at (212) 370-1300.

Sincerely,

/s/ Yushun Ting
Yushun Ting, President and Chief Executive Officer

cc:	Wei Wang
Ellenoff Grossman & Schole LLP